UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER 1-12001
ATI LADISH HOURLY EMPLOYEES
SAVINGS AND DEFERRAL INVESTMENT PLAN
(Title of Plan)
ALLEGHENY TECHNOLOGIES INCORPORATED
(Name of Issuer of securities held pursuant to the Plan)
1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS
ATI Ladish Hourly Employees Savings and Deferral Investment Plan
As of December 31, 2013 and 2012 and for the Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

ATI LADISH HOURLY EMPLOYEES SAVINGS AND DEFERRAL INVESTMENT PLAN
Audited Financial Statements
As of December 31, 2013 and 2012 and for the Year Ended December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Allegheny Technologies Incorporated
Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the ATI Ladish Hourly Employees Savings and Deferral Investment Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
/s/ Schenck SC
Certified Public Accountants
Milwaukee, Wisconsin
June 12, 2014

ATI LADISH HOURLY EMPLOYEES
SAVINGS AND DEFERRAL INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	December 31
	2013	2012
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$29,159,118	$—
Interest in the ATI Ladish Savings & Deferral Investment Plan Master Trust	—	26,340,348
Receivables
Participant contributions	—	27,420
Company contributions	—	3,228
Total receivables	—	30,648
Net assets available for benefits, at fair value	29,159,118	26,370,996
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(56,437)	(127,063)
Net assets available for benefits	$29,102,681	$26,243,933
See accompanying notes.

ATI LADISH HOURLY EMPLOYEES
SAVINGS AND DEFERRAL INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Year Ended
December 31, 2013
Additions to net assets attributed to:
Investment income:
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	$4,460,369
Contributions:
Employee	1,374,709
Employer	169,641
Total contributions	1,544,350
Total additions	6,004,719
Deductions from net assets attributed to:
Benefits paid to participants	3,145,971
Net increase in net assets available for benefits	2,858,748
Net assets available for benefits at beginning of year	26,243,933
Net assets available for benefits at end of year	$29,102,681
See accompanying notes.

ATI LADISH HOURLY EMPLOYEES
SAVINGS AND DEFERRAL INVESTMENT PLAN
Notes to Financial Statements
December 31, 2013

1. Description of the Plan
The following description of the ATI Ladish Hourly Employees Savings and Deferral Investment Plan (the Plan) provides only general information. The Plan agreement should be referred to for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan that includes all Cudahy Forgings Division (CFD) hourly employees of ATI Ladish LLC (the Company), who are covered by a collective bargaining agreement that permits participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Plan administration: The Plan Sponsor is Allegheny Technologies Incorporated (ATI, the Plan Sponsor). BMO Harris Bank, N.A. was the trustee for the Plan and was responsible for administering, investing and safekeeping of all the Plan’s assets through December 31, 2012. Effective January 1, 2013, Mercer Trust Company succeeded BMO Harris Bank, N.A. as the trustee for the Plan and became responsible for administering, investing and the safekeeping of all the Plan’s assets. All expenses incurred in the administration of the Plan are paid by the Plan, except as paid for or reimbursed by the Company.
Participant accounts: Separate accounts are maintained for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participant contributions: Amounts up to 50% of a participant’s compensation, as defined in the Plan agreement, can be contributed in any combination of after-tax and before-tax contributions. Before-tax contributions result in a reduction of the participant’s income for purposes of Federal and state income taxes, while after-tax contributions do not result in any reduction. The Plan permits after-tax Roth 401(k) deferrals. Participant contributions are limited to $17,500 in 2013. Catch up contributions of $5,500 were available to participants 50 years or older. Participants are allowed to rollover existing qualified retirement funds into the Plan.
Company contributions: The Company only makes contributions to all bargaining unit employees included in the International Federation of Professional and Technical Engineers #92 (IFPTE #92), as a result of contract negotiations. The Company has agreed to make contributions into the participants’ accounts for all hours worked, including holiday and vacation hours, up to a maximum of forty hours per week. The Company contribution was $0.80 per hour up to August 19, 2013, at which time the renegotiated collective bargaining agreement increased the rate to $0.90 per hour. In addition, all bargaining unit employees hired on or after August 20, 2012 receive an additional $0.45 per hour.
Vesting: The balance in a participant’s account relating to employer contributions and associated earnings becomes 20% vested for each year of credited service and are fully vested after five years of Company service. In the event of termination prior to 100% vesting, the non-vested portion is forfeited. Participant contributions and associated earnings are fully vested at all times. Participant accounts are 100% vested upon disability or death.
Forfeitures: Forfeitures are used to reduce future Company contributions.
Investment options: Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund). The Plan allows participants to direct their contributions, and contributions made on their behalf to any of the Plan’s investment alternatives. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations.
Payment of benefits: Participants, while employed, may withdraw all or a portion of their after-tax contributions and may also withdraw all or a portion of their before-tax contributions in the event of demonstrated financial hardship, as defined by the Plan. In-service distributions will only be permitted if the participant is 100% vested in the amounts being withdrawn and a participant may take no more than two in-service distributions in a Plan year and the distribution amount may not be less than $1,000. After attainment of age 59½, a participant is not limited to the number of in-service distributions taken within the Plan year or the amount of such distributions.
Payments of benefits are available by request upon termination due to retirement, disability, death, or other voluntary or involuntary termination of employment. Distributions of account balances are made as lump-sum payments.
Loans are not permitted under the Plan.
2. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Certain assets of the Plan have been commingled in the Allegheny Technologies Incorporated Master Trust (the ATI Master Trust) with the assets of various ATI sponsored defined contribution plans for investment and administrative purposes. The investment in the ATI Master Trust represents the Plan’s interest in the net assets of the ATI Master Trust as of December 31, 2013, and is stated at fair value. The investment in the ATI Ladish Savings & Deferral Investment Plan Master Trust (Ladish Master Trust) represents the Plan's interest in the net assets of the Ladish Master Trust as of December 31, 2012, and is stated at fair value.
ATI Master Trust assets as well as income/losses are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the ATI Master Trust.

Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Payment of Benefits
Benefits are recorded when paid.
3. Investments
Certain assets of the Plan were transferred into the ATI Master Trust as of January 1, 2013 from the Ladish Master Trust. The Plan’s interest in the net assets of the ATI Master Trust was approximately 3% at December 31, 2013. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the ATI Master Trust.
The Plan’s approximate share of the various investment types held by the ATI Master Trust at December 31, 2013 was as follows:

2013
Synthetic investment contracts	2%
Registered investment companies	5%
Common collective trusts	2%
Guaranteed investment contracts	2%
Corporate common stock	<1%

The following table is a summary, at fair value, of the net assets of the ATI Master Trust by investment type as of December 31, 2013:

2013
Common collective trusts	$412,878,005
Registered investment companies	288,684,301
Synthetic investment contracts (a)	177,723,536
Corporate common stock	78,694,750
Guaranteed investment contracts	41,571,159
Total investments held by the ATI Master Trust at fair value	$999,551,751

(a)
This class includes approximately 2% government and government agency bonds, 3% corporate bonds, 3% residential mortgage-backed securities, 4% commercial mortgage-backed securities, 85% common collective trusts, and 3% asset-backed securities in 2013.

Investment income attributable to the ATI Master Trust for the year ended December 31, 2013 was as follows:

Net appreciation in fair value of investments:
Common collective trusts	$66,682,495
Synthetic investment contracts	3,520,061
Guaranteed investment contracts	677,379
Registered investment companies	59,371,131
Corporate common stocks	13,291,253
Net appreciation in fair value of investments	143,542,319
Expenses
Administrative expenses and other, net	(1,354,893)
Total investment gain	$142,187,426
The BNY Mellon Stable Value Fund (the Fund) investment alternative invests in guaranteed investment contracts (GICs), a pooled separate account, actively managed structured or synthetic investment contracts (SICs), and a common collective trust (CCT). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities (ABOs), common collective trusts (CCT), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Such interest rates are reviewed and may be reset on a quarterly basis. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration”. A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

Average yields for all fully benefit-responsive investment contracts held by the ATI Master Trust for 2013 were as follows:

2013
Based on actual earnings	2.02%
Based on interest rate credited to participants	1.79%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.
The Ladish Master Trust was established for the investment of assets of the Plan and the ATI Ladish Savings and Deferral Investment Plan. The assets of the Ladish Master Trust were held by BMO Harris Bank, N.A. The Plan’s interest in the net assets of the Ladish Master Trust was 100% percent at December 31, 2012. Investment income and administrative expenses relating to the Ladish Master Trust were allocated to the Plan.
The fair value and contract value of the assets held in the Ladish Master Trust, as certified by the BMO Harris Bank, N.A., as of December 31, 2012 was as follows:

2012
Investments, at fair value
Mutual funds	$21,617,089
Common and collective trust fund	4,713,030
Total investments, at fair value	26,330,119
Accrued income	10,229
Ladish Master Trust total assets, at fair value	26,340,348
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(127,063)
Ladish Master Trust total assets, at contract value	$26,213,285
The fair value of identifiable investments to the Plan as determined by quoted market prices as of December 31, 2012 with separate identification of individual investments that represented 5% or more of the Plan’s net assets were as follows:

2012
Mutual funds
Fidelity Growth Fund	$5,854,032
Vanguard Inflation-protected Securities Fund	2,375,922
T. Rowe Price Retirement 2020 Fund	2,238,797
Dodge & Cox International Stock Fund	2,168,723
T. Rowe Price Retirement 2010 Fund	1,431,491
Vanguard Total Stock Market Index Fund	1,393,959
BMO Small Cap Growth Fund	1,222,776
Common and collective trust fund
BMO EB Stable Principal Fund
at fair value	4,713,030
at contract value	4,585,967
Within the Ladish Master Trust, an investment option included a common and collective trust fund, the BMO Employee Benefit Stable Principal Fund, which is primarily invested in traditional and synthetic investment contracts. The fund is fully benefit-responsive and seeks to maintain a stable $1.00 unit value, although there is no guarantee it will be able to do so. The fund is stated at fair value and is adjusted to contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The fair value of the investment contracts was $1.03/unit as of

December 31, 2012. The average yield was approximately 2.41% for the year ended December 31, 2012 and the portfolio gross crediting interest rate was 2.46% as of December 31, 2012.
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 – Quoted prices in active markets for identical assets and liabilities.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:

•
Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•
Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.

•
Common collective trust funds – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•
Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, where NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, these investments are classified within Level 2 of the valuation hierarchy.

•
Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•
Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•
Guaranteed investment contracts – Guaranteed investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Fair values for traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration market rates. GICs are classified within Level 2 of the valuation hierarchy.

•
Mutual funds – Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Mutual funds are classified within Level 1 of the valuation hierarchy.

The following tables present the financial instruments of the ATI Master Trust and Ladish Master Trust at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2013 and 2012. The ATI Master Trust and Ladish Master Trust had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the periods presented.
ATI Master Trust assets measured at fair value on a recurring basis as of December 31, 2013:

December 31, 2013	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$412,878,005	$412,878,005
Interest in registered investment companies (b)	288,684,301	—	288,684,301
Interest in synthetic investment contracts (c)	—	177,723,536	177,723,536
Corporate common stock (d)	78,694,750	—	78,694,750
Interest in guaranteed investment contracts	—	41,571,159	41,571,159
	$367,379,051	$632,172,700	$999,551,751

(a) This class includes approximately 4% fixed income funds, 15% equity funds and 81% target dated funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
(b) This class includes approximately 54% U.S. equity funds, 13% non-U.S. equity funds and 33% fixed income funds.
(c) This class includes approximately 2% government and government agency bonds, 3% corporate bonds, 3% residential mortgage-backed securities, 4% commercial mortgage-backed securities, 85% common collective trusts and 3% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
(d) Comprised of ATI common stock.

Ladish Master Trust assets measured at fair value on a recurring basis as of December 31, 2012:

December 31, 2012	Level 1	Level 2	Total
Mutual funds:
Large-Cap equity funds	$7,641,111	$—	$7,641,111
Targeted lifetime funds	5,064,921	—	5,064,921
Taxable bond funds	3,435,270	—	3,435,270
International equity fund	2,679,738	—	2,679,738
Small-Cap equity funds	1,897,703	—	1,897,703
Mid-Cap equity funds	368,592	—	368,592
Corp/Govt bond funds	306,215	—	306,215
Commodity funds	223,539	—	223,539
Total mutual funds	21,617,089	—	21,617,089
Common and collective trust fund	—	4,713,030	4,713,030
Accrued income	—	10,229	10,229
Total	$21,617,089	$4,723,259	$26,340,348

Note 5. Tax Status
The Plan obtained its latest determination letter dated August 23, 2010, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or assets) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
Note 6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
Note 7. Risks and Uncertainties
The Plan invests various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Date:	June 12, 2014	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)